Deutsche Bank

Financial objectives to 2025

#PositiveImpact

James von Moltke
Chief Financial Officer

10 March 2022

Agenda

Financial targets and capital objectives

Our financial targets to 2025

>10%	3.5-4.5%	<62.5%
Post-tax RoTE in 2025	**Revenue CAGR** 2021 -2025	**Cost/income ratio** in 2025

Capital objectives

~13% **CET1 ratio**

50% **Total payout ratio** from 2025

Operating leverage to drive increased RoTE target

Return on tangible equity and CIR in %



CIR
85
(>22)pp
<62.5
RoTE
>6pp
3.8
6
3
(1)
(2)
>10
2021 (1)
Revenues
Costs
Provision for credit losses
Other (1)
2025 target
Objectives

Note Throughout this presentation totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures
(1) Return on average shareholder's equity (RoE) 2021: 3%
(2) Includes impacts from noncontrolling interests, additional equity components and tangible shareholders equity

Favorable environment supports execution momentum

Revenues, in € bn, unless stated otherwise



CAGR 3.5-4.5%
25.4
2.0-2.5%
1.5-2.0%
~1.5%
(1.0-1.5%)
~30
2021
Business volume growth
Strategic initiatives
Interest rate impact
Other revenues (3)
2025
Objectives

2021-2025 revenue CAGR divisional [(1)] assumptions:

Corporate Bank	6-7%
Investment Bank	1-2%
Private Bank	4-5%
Asset Management	4-5%
Group target [(2)]	3.5-4.5%

(1) Divisional Compound Annual Group Rate (CAGR) based on 2021 revenues excluding specific items
(2) Group CAGR based on 2021 reported net revenues
(3) Corporate and Other, Capital Release Unit and other factors

Business volume growth expectations in line with market opportunity and recent performance

CAGR 2021-2025, in %, unless otherwise stated

Revenue contribution from volume growth to 2025



AM
CB
2.0-2.5% CAGR
IB
PB

Anticipated contribution from volume growth to total divisional CAGRs 2021-2025



- Increase revenues with corporate clients across cash management / payments
- **~2.5% CAGR contribution to Corporate Bank revenue driven by basebook and wallet growth**



- Continued disciplined resource deployment within Financing and investment into O&A coverage bankers
- **~0.5% CAGR contribution to Investment Bank revenue**



- Leverage advisory capabilities and holistic offering across client segment
- **~3.0% CAGR[1] addition to Private Bank revenue driven by lending and net inflows**



- Capitalize on shift to passive asset management and high margin strategies
- **~5.0% CAGR contribution to Asset Management revenue growth driven by increase in AuM**

(1) Excludes previous impact of BGH

Continued execution and expansion of initiatives aim to deliver additional growth

CAGR 2021-2025, in %, unless otherwise stated

Divisional revenue contribution from strategic initiatives to 2025



AM
CB
PB
1.5-2.0%
CAGR
IB

Key strategic growth measures by division



- Support corporate clients and their new business models (e.g. Asset-as-a-Service)
- Build on technology initiatives (e.g. Merchant Solutions and Digital Assets Custody)



- Continued impact of FIC transformation
- Targeted investment into growth opportunities across the flow franchise



- PB Germany: investments into sales effectiveness, partnerships and the digital investment offering
- IPB: investments into Wealth Management, bank for entrepreneurs and affluent customers



- Continue to deliver ESG capabilities and sustainable investment solutions to clients
- Enhance platform scale through complementary strengths, new distribution access and footprint

Modelled revenue benefit anticipated from market rate curve through 2025

In € bn, unless otherwise stated

Evolution of interest sensitive revenues at current forward rates (1)



Sensitivity to a +/ - 25bps shift in the yield curve (2)
Revenue impact at 28 February 2022 rates (3)
Year on year impact
Previous years' cumulative impact
~0.4
0.5
0.3
~0.9
1.0
0.7
~1.2
1.4
0.9
~1.5
1.8
1.2
2022
2023
2024
2025

Division	Share of tailwind	CAGR contribution	CAGR net of funding impacts (4)
CB	~0.7	~3%	~2.5%
IB	~0.2	~0.5%	~0%
PB	~0.6	~1.5%	~1%
AM	N/A	N/A	N/A
Group	**~1.5**	**~1.5%**	**~1%**

(1) Rates as of 11th February; Includes the effects of increased volume of deposits being charged vs 2021
(2) Assuming a static balance sheet as of 31 December 2021 and reflecting +/ - 25bps sensitivity against forward rate curve as per 11 February 2022
(3) Excluding impact of FX RUB moves
(4) Driven by TLTRO roll-off, spreads on capital markets issuance, cross currency and funding basis on cash reserves and FX/XCCY swaps and yield on liquidity reserves

Path to 2025 costs is supported by ongoing efficiency initiatives and self -funding reinvestments

Noninterest expenses, in € bn



(2.5)-(3.0)
21.5
(1.5)
(0.4)
(0.3)
(0.6)
~18.8
Germany
optimization
Technology
architecture
Front-to-Back
process re-design
Infrastructure
efficiency
(2.0)
18.5-19.0
2021
Transformation - related effects (1)
Bank levies
Litigation
CRU run-down (2)
Costs before efficiencies and other measures
Efficiency measures
Reinvest-ments/ inflation risk
2025
Planned reductions
Objective

(1) Includes transformation charges of € 1.0bn and restructuring & severance expenses of € 0.5bn in 2021
(2) CRU adjusted costs excluding transformation charges and bank levies

Efficiency measures address long -standing challenges in our cost base

Germany optimization	〉 Finalization of IT systems integration in Private Bank Germany 〉 Optimization of Corporate Bank payments platform and head office 〉 Digitization and automation of our Germany operations
Technology architecture	〉 Improved time to market and more flexible cost base through increased usage of cloud technology 〉 Additional application decommissioning for legacy systems 〉 Streamlined data architecture across the Group
Front-to-Back process re-design	〉 Automated Operations through end -to-end redesign and zero-touch intelligent workflows 〉 Radically transformed lending processes and infrastructure, enabling revenue growth, unlocking efficiencies and delivering control enhancements 〉 Front-to-Back process and control model enables product innovation and time to market
Infrastructure efficiency	〉 Optimized location, corporate title and footprint 〉 Continued focus on execution discipline and decision -making culture 〉 Ongoing rationalization of real estate holdings

Note: Excluding DWS

Simplifying and modernizing our legacy IT to enable investments in client solutions and revenue growth

2022–2025 investments, in € bn

Investment ambitions


Technology &
digitalization
5.4
Non-tech
investments
4.2
1.2

Key focus areas

- Simplifying the application landscape on our modernized infrastructure and cloud integration
- Improving customer centric and digitally enabled products in our growth businesses
- Investing into improving our technological foundation for control processes

- Targeting front office and relationship management hires in growth markets and products
- Investing in marketing, business development and product innovation to create long-term partnerships
- Enabling effective controls through targeted hires across the Lines of Defense

Investment development

- Progress on the modernization of our legacy infrastructure is driving a reduction in our overall IT costs
- Increasing share of strategic technology investments to support our targeted business growth

Note: Excluding DWS

Targeted result: significant efficiency improvement

Cost/income ratio, in %



>(22)pp
85
(13)
(10)
(8)
~8
<62.5
2021
Revenue increase
Other cost saves (1)
Efficiency measures
Business growth / cost inflation
2025 target
Objective

(1) Includes transformation charges, restructuring & severance, litigation, bank levies and CRU run -down

Strong risk management expected to support through - the-cycle credit loss provisions of ~20bps to 2025

Provision for credit losses, in € bn

Provision for credit losses



33
13
13
17
41
12
~20
1.4
0.5
0.5
0.7
1.8
0.5
2016
2017
2018
2019
2020
2021
2022 -2025 plan



Corporate Bank
Investment Bank
Private Bank
24
31
(0)
0.3
0.4
2019
2020
2021
15
90
14
0.1
0.7
0.1
2019
2020
2021
15
31
18
0.3
0.7
0.4
2019
2020
2021

xx In bps of average loans

Profit increase expected across all divisions

CB	**Investment in growth,** supported by ongoing loan and fee income growth
IB	Investment driven resource optimization and particularly **in capital light activities**
PB	**Increased profitability** driven by targeted growth initiatives and efficiency measures
AM	**Enhanced competitive market position** from investments in platform transformation

Agenda

Maintaining strong capital on glidepath to Basel III implementation

CET1 ratio, in %


13.2
Includes Core Bank net income and ~2.5% RWA growth p.a.
~€ 25bn RWA
€ 5(1)bn
~13
Distance to MDA ≥200bps
~11
Cyclical buffer (2)
10.4
Maximum Distributable Amount 2021
2021
Core Bank capital accretion
Capital Release Unit net impact
Basel III
Capital return to shareholders
2025 operating level
Objective

(1) Anticipated cumulative payout in respect of FY2021-2024 (i.e. including distributions in respect of 2024, payable in 2025) subject to meeting strategic targets and German corporate law requirements, AGM authorization and regulatory approvals

(2) Includes countercyclical and systemic risk buffers currently announced and relevant for DB

Average tangible equity increase supports business growth with stable capital allocation

Average tangible equity in € bn, unless stated otherwise



50
AM
CB
PB
IB
CRU
19%
23%
46%
9%
4%
~4
~8
~62
~5%
~20%
~25%
~45%
~5%
2021 (1)
Basel III
Business growth & other
2025
Objective

- 2021-2025 envisaged increase of average tangible equity by ~5% CAGR post capital distribution driven by increased profitability
- Capital allocation remains relatively constant despite the impact of Basel III [2] compliance

(1) Average shareholder's equity in respect of FY 2021: € 56bn
(2) Basel III final rules (internal models)

Sustainable capital generation supports previous return objectives and growing distribution over time

Distribution, in € bn



8 (1)
0.3
3.3

Anticipated cumulative payout in respect of FY2021-2025

~ € 3.3bn

anticipated total dividends for FY 2021-2024

Dividends per share (in €)



+50% p.a.
0.20
0.30
0.45
0.68
2021
2022
2023
2024

2025+ payout guidance

2025

50% total payout ratio through a combination of dividends paid in respect of FY 2024 and share buy-backs executed in 2025

Thereafter

50% total payout ratio guidance for subsequent years

- Sustainable growth of cash dividends
- Commitment to return excess capital to shareholders through share buy-backs over and above requirements to support profitable growth and upcoming regulatory changes

Additional payout up to and including for FY2025 | Dividends until 2024 | Already committed share buy-backs

(1) Anticipated cumulative payout in respect of FY2021-2025 (i.e. including distributions in respect of 2025, payable in 2026) subject to meeting strategic targets and German corporate law requirements, AGM authorization and regulatory approvals

Summary

- Expected environment supports **returns in excess of cost of equity**, mainly driven by Group's increasing operating leverage

- **Continued self-funding from** ongoing efficiency initiatives and increased investment into revenue growth is expected to deliver **RoTE improvements**

- **Capital plan accommodates growth and regulatory inflation** with a relatively stable capital allocation despite the impact of Basel III

- **Sustainable capital generation** allows us to target an anticipated **distribution of € 8bn**[1] for financial years 2021-2025

(1) Anticipated cumulative payout in respect of FY 2021-2025 (i.e. including distributions in respect of 2025, payable in 2026) subject to meeting strategic targets and German corporate law requirements, AGM authorization and regulatory approvals



Appendix

10 March 2022

Deutsche Bank

We intend to maintain a solid capital base to 2025

	2021 Actuals	2025 Operating Level
CET1	13.2%	~13.0%
Total capital	17.7%[1]	~17.6%
MREL	32.7%	~32.8%
Leverage ratio	4.5%[1,2]	>4.5%

(1) Fully loaded
(2) Including certain central bank cash balances

Market implied interest rates, in %

EUR | USD

3M rates (1)



2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
2019 2020 2021 2022 2023 2024 2025 2026



2.5
2.0
1.5
1.0
0.5
0.0
2019 2020 2021 2022 2023 2024 2025 2026

10Y rates (1)



2.5
2.0
1.5
1.0
0.5
0.0
-0.5
2019 2020 2021 2022 2023 2024 2025 2026



2.5
2.0
1.5
1.0
0.5
0.0
2019 2020 2021 2022 2023 2024 2025 2026

— Market implied interest rates used for the plan as of 11th February 2022

(1) Source: Bloomberg Market Data

Macroeconomic assumptions used in the plan to 2025

GDP growth [1)]
(real, in % p.a.)


9
7
5
3
1
-5
-10
2020
2021
2022
2023
2024
2025

Inflation [1)]
(in % p.a.)


5
3
1
2020
2021
2022
2023
2024
2025

Unemployment rate [1)]
(in %)


9
7
5
3
1
2020
2021
2022
2023
2024
2025

World Germany UK USA

(1) Sources: Deutsche Bank ERM Risk Research, based on consensus forecasts from Bloomberg Finance L.P. and long-term forecasts from IMF, World Economic Outlook.

Cautionary statements

Non-IFRS Financial Measures

This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation not provided herein, please refer to the Financial Data Supplement which can be downloaded from www.db.com/ir.

Forward-Looking Statements

This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our most recent SEC Form 20-F under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.